March 22, 2007

Mr. Scott Anderegg

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:

Estore of N.Y., Inc.

CIK No. 0001381204

SEC Accession No. 0001381204-06-000006

Registration Statement of Form SB-2

Filed on November 30, 2006

File No. 333-139011

Dear Mr. Anderegg:

This letter concerns a request for withdrawal of Estore of N.Y., Inc.’s Registration Statement on the Form SB-2, filed on November 30, 2006.

The Company filed its initial Registration Statement on the Form SB-2. The Staff instructed the Company to amend the Registration Statement to re-file on the Form S-1 through its comments by letter dated December 22, 2006. Pursuant to the Staff’s instructions, the Company amended and re-filed its Registration Statement on the Form S-1 on March 15, 2007 (File No. 333-141333). Thus, the Form S-1 filed with the Commission on March 15, 2007 is an amendment to the Form SB-2, rather than a separate filing of a new Registration Statement. To avoid any potential confusion to the public, the Company is requesting the withdrawal of its initial Registration Statement filed on Form SB-2.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company respectfully requests that the Commission withdraw the Company’s Registration Statement on Form SB-2.

By: /s/ Christopher Dieterich

Christopher Dieterich

Counsel to Estore of N.Y., Inc.